September 10, 2020

Burford Capital Limited
Amendment No. 1 to Draft Registration Statement on Form 20-F
Submitted August 10, 2020
CIK No. 0001714174

Dear Ms. Aldave:

Burford Capital Limited (“Burford” or the “Company”) has today submitted with the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter, setting forth the Company’s responses to the comments of the staff of the SEC (the “Staff”) contained in your letter dated September 9, 2020 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to the Draft Registration Statement on Form 20-F submitted to the SEC on August 10, 2020 (“Amendment No. 1”) and supplemental response letter dated August 31, 2020.

In addition to the following responses, the Company has separately made available to the Staff via electronic fileshare additional relevant supplemental information (the “Supplemental Information”), accompanied by a cover letter indicating that the material is being provided pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company respectfully requests that, pursuant to Rule 12b-4 of the Exchange Act, the Staff return, destroy or terminate access to the Supplemental Information of the Company following its review.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 1. All references to page numbers in these responses are to pages of Amendment No. 1.

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Amendment No. 1 to Draft Registration Statement on Form 20-F
Item 3. Key Information
D. Risk Factors
We are subject to the risk of being deemed an investment company, page 13

We note your response to our prior comment 3. Please expand on your response as follows:

1.	Please provide additional detail to support your statement that you are “primarily engaged” in the businesses referenced in Section 3(c)(5)(A) and Section 3(c)(5)(B). In particular, please provide information about the specific categories of assets that are included and excluded from your calculations, including a description of which categories of assets are included in the calculation to show that you are “primarily engaged” under Section 3(c)(5)(A) and which categories are included under 3(c)(5)(B), and your reasoning for such inclusions and exclusions, as applicable. Please be sure to provide enough detail to allow the staff to independently verify your calculations.

Response:	The Company is supplementally providing a schedule of all of the assets on its own balance sheet (excluding third party interests) as of December 31, 2019, identifying each legal finance asset by category (“Supplemental Materials Item 1”). As described in further detail in the response to Comment (2) below, the principal difference in the Company’s categorizations between a capital provision asset (a “Capital Provision Agreement” or “CPA”) and a qualifying capital provision asset (a “Qualifying Capital Provision Agreement” or “QCPA”) is that QCPAs include a provision restricting the counterparty’s ability to use the capital being provided for the payment of specified merchandise or services or directly tying the financing to one or more specific cases of litigation, arbitration, or regulatory process. The Company believes that each QCPA represents a “good” Section 3(c)(5)(B) asset because it represents a loan to a manufacturer, wholesaler, or retailer of, or to a prospective purchaser of, specified merchandise or services – in the Company’s case, generally legal services. The concept of legal services is discussed in further detail in response to Comment (3) below.

Additional detail regarding these categories is set forth below:

1. Qualifying Capital Provisions Assets:

A. Corporate Counterparty:1 Each represents capital provided to a counterparty that is a party to one or more specific litigation, arbitration or regulatory matters and includes a provision restricting the counterparty’s ability to use the capital being provided for the payment of specified merchandise or services or directly tying the financing to one or more specific cases of litigation, arbitration, or regulatory process.

1 Corporate Counterparties may include counterparties who are individuals or other entities that are not in corporate form.

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B: Law Firms: Each represents capital provided to a counterparty that is a law firm to finance that law firm’s production of legal services in connection with one or more specific cases of litigation, arbitration, or regulatory process.

C. Cash proceeds of QCPAs: This represents cash that is the proceeds of QCPAs.2

2. Other Capital Provision Assets: These represent CPAs that do not include a provision restricting the counterparty’s ability to use the capital being provided for the payment of specified merchandise or services or directly tying the financing to one or more specific cases of litigation, arbitration, or regulatory process. Given the Company’s business model, it is rare but not unprecedented for the Company to have such CPAs; an example would be where the Company provides general purpose loan capital, the repayment of which is a general corporate obligation without regard to the outcome of the underlying litigation, and where the litigation result provides only a further “kicker” to the Company’s return.

3. Other cash: This represents cash that is not the proceeds of QCPAs.

4. Other assets: These represent Company assets that are not CPAs, some of which may represent assets that are not “good” for purposes of Section 3(c)(5).

Section 3(c)(5)(A) requires an issuer to be “primarily engaged” in purchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations that represent part or all of the sales price of merchandise, insurance, and services. Generally, the Staff has provided no-action assurances under Section 3(c)(5)(A) where, among other things, an issuer establishes that at least 55 percent of the value of the assets on its own balance sheet (excluding third party interests) is invested in notes, open accounts receivable or other obligations representing part or all of the sales price of merchandise and services.3 As of December 31, 2019, the QCPAs held by the Company make up at least 55% of the value of the assets on the Company’s own balance sheet (excluding third party interests) and there have been no changes that would result in a meaningfully lower percentage of the value of the Company’s total assets represented by QCPAs from December 31, 2019 to the date hereof. As such, the Company has concluded that it satisfies the “primarily engaged” requirement.

2 Cash proceeds derived from CPAs that are good assets (i.e., QCPAs) also may be characterized as good assets to the extent that (i) the proceeds are invested in “cash items” (as that term has been defined for purposes of Section 3(a)(1)(C) of the 1940 Act and Rule 3a-1 under the 1940 Act), and (ii) such characterization is maintained only until the proceeds are distributed or reinvested in new assets or 12 months after receipt, whichever comes first. See Redwood Trust, Inc., SEC No-Action Letter (Aug. 15, 2019) (providing no-action relief under Section 3(c)(5)(C) of the 1940 Act).

3 See, e.g., B.C. Ziegler and Company, SEC No-Action Letter (pub. avail. Sept. 11, 1991) (noting that “[t]he staff has granted no-action relief under Section 3(c)(5)(A) where a company invested at least 55% of its assets in notes, open accounts receivable or other obligations representing part or all of the sales price of merchandise”); Econo Lodges of America, Inc., SEC No-Action Letter (pub. avail. Dec. 22, 1989). Such an interpretation is consistent with the Staff’s view in other contexts of the threshold level of activity an entity must meet to be “primarily engaged” in a business. See, e.g., Exemption from the Investment Company Act of 1940 for the Offer and Sale of Securities by Foreign Banks and Foreign Insurance Companies and Related Entities, Investment Company Act Release No. 17682 (Aug. 17, 1990) at fn. 33 (“In various contexts, the term ‘primarily engaged’ in a business has been taken to mean that at least 55% of a company’s assets are employed in, and 55% of a company’s income is derived from, that business.”).

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It is worth noting that because the Company more than satisfies the 55% test, it has not tested the assets in some of its smaller lines of business, such as its asset recovery business, and has instead assumed that all of those assets are “bad” assets for the purposes of this analysis; if tested, the Company believes that some of those assets would be “good” assets.

2.	Please provide additional information about the CPAs as follows:

a.	Please provide additional detail about how Qualifying CPAs are tied to “one or more specific cases of litigation, arbitration, or regulatory process.” In your response, please address the specific rationale you use for distinguishing between CPAs and Qualifying CPAs.

Response:	Burford supplies loan capital in connection with specifically identified litigation cases, and Burford’s returns are tied to the repayment from those specific cases. By “tied”, each Qualifying CPA identifies the specific case or cases from which capital repayment and returns are expected; there is no ambiguity about this. As noted above, a general purpose loan whose repayment is not tied to a specific case or cases is not a Qualifying CPA. However, also as noted above, the Company’s core and fundamental business is the financing of specific, individual litigation matters; its entire business model is built around this specificity. Clients generally do not come to the Company seeking generalized financing; they come to have a case financed.

Moreover, the Company’s QCPAs regularly limit the counterparty’s ability to use the capital advanced to pay for merchandise or services. The Company has supplementally provided excerpts of the operative language from its standard CPA (“Supplemental Materials Item 2”) and, as indicated in those excerpts, the Company respectfully submits that it is clear that the claim itself is expressly identified or the counterparty’s ability to use the capital advanced is limited to the payment for merchandise or services constituting “Claims Costs” (as defined in Supplemental Materials Item 2).

b.	Please explain the contractual structure of a typical CPA. Are these agreements typically bilateral agreements between you and law firms or companies? Or are they triparty agreements among all parties?

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Response:	In general and as shown in the excerpts referenced above, a CPA has contractual terms pursuant to which, in exchange for providing capital to a counterparty, the Company is entitled to a return that consists of the Company’s invested capital back plus an initial priority return (which often increases over time), followed by an entitlement to some portion of the net recovery of the specific litigation, arbitration or regulatory matter being financed. The terms of such CPAs vary to account for the Company’s assessment of the risk, likely duration, and complexity of the litigation matter to be financed, and for commercial negotiation.

A typical CPA between Burford and a law firm is a purely bilateral agreement where the law firm is borrowing against the future potential fee income it expects to receive from identified cases. A typical CPA between Burford and a corporate client also is a bilateral agreement where the corporate client is borrowing against the future potential recovery it expects to receive from identified cases. However, in many corporate CPAs, the counterparty’s law firm is also a party to the CPA but solely in the capacity of a paying agent. Because litigation payments often flow from the defendant through its counsel to plaintiff’s counsel, Burford requires that the counterparty’s law firm agree to deliver any funds due to Burford directly to Burford, thereby mitigating any risk of nonperformance by Burford’s counterparty.

3.	Please provide additional analysis and support for your statement that the notes you acquire pursuant to a CPA represent “part or all of the sales price of merchandise, insurance, and services.” In particular, please explain how you believe this requirement is met with regard to Qualifying CPAs with law firm counterparties. Include in your analysis an explanation of whether the compensation arrangement for the law firm being 100% contingent on the outcome of the matter or based on hourly billing rates impacts whether the CPA represents the “sales price.”

Response:	The Company respectfully submits that QCPAs with corporate clients are tied to specific litigation cases or clearly represent the sales price of the merchandise and services specified therein (defined as “Claim Costs” in the excerpts referenced above), which are typically legal services that the client obtains from a law firm along with incidental litigation expenses such as those for expert witnesses, document discovery and the like.

As to QCPAs with law firm counterparties, Burford respectfully submits that a law firm has only a single product – the provision of legal services. As a matter of ethics, lawyers are prohibited from having any other interest in their clients’ litigation. For example, under Model Rule of Professional Conduct (“Model Rule”) 1.8(e), which has been adopted in material part in every U.S. jurisdiction, lawyers are prohibited from providing financial assistance to a client, with limited exceptions. One of those exceptions is the advance of court costs and expenses, on which lawyers are prohibited from taking a profit, but may be repaid out of the proceeds of the matter, separate from the lawyer’s contingency fee (if any). Similarly, under Model Rule 1.8(i), also adopted in material part in every U.S. jurisdiction, a lawyer is prohibited from acquiring a proprietary interest in their client’s cause of action, with the limited exceptions of attorney charging liens (as authorized by statute) and reasonable contingency fees.

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Moreover, the fees lawyers charge their clients are required to be reasonable, pursuant to Model Rule 1.5, adopted in material part in every U.S. jurisdiction, and those fees are subject to regulation by a supervising court or the relevant bar regulator. For example, when a lawyer provides legal services as lead counsel for a class action, at the conclusion of the litigation the lawyer must apply to the court for a fee award. Similarly, certain statutory causes of action allow for fee shifting upon success, and in those cases, at the conclusion of the litigation the lawyer must apply to the court to determine the proper fee-shifting amount. Depending on the jurisdiction, the fee may be determined in relation to the number of hours worked and the standard billing rates of the lawyer, or as a percentage of the overall judgment, or a combination of both methods. But regardless of the method used, the court is charged with awarding a reasonable fee. See Boeing Co. v. Van Gemert, 444 U.S. 472, 478 (1980) (discussing the common fund doctrine), Perdue v. Kenny A. ex rel. Winn, 559 U.S. 542 (2010) (discussing lodestar-based fee shifting under 42 U.S.C. § 1982). In those cases where the litigation court is not directly involved in the fee award, attorney fees are still subject to reasonableness review by a court or state bar disciplinary panel in the context of an ethics complaint. Thus the amount charged by a law firm, whether based on hourly billing rates, a pre-negotiated fixed fee, a contingent percentage, or otherwise, represents a reasonable charge for the legal services specified in an engagement agreement.

Finally, even when the amount of a lawyer’s fee is not calculated in direct relation to the hours worked (as in the pure contingent fees or “common fund” fee awards discussed above), lawyers typically think of their work in terms of hours spent on a case, since that is effectively the manufacturing input to the production of legal services, and is often the limiting factor in the amount of engagements a lawyer can take on. In consumer contingency work, such as personal injury, where contingency amounts are fairly standardized, a lawyer must consider how much time a given engagement will take, and what the expected proceeds will be, before deciding whether to accept a new engagement. In the commercial litigation context, contingency agreements are often negotiated and tailored to the particular engagement. So, for example, an engagement agreement may provide for a certain percentage fee that increases if the case goes to trial, recognizing the significant additional amount of attorney hours that a trial involves. And whether an engagement is hourly billing or contingency, the lawyers working on it are typically tracking their hours, whether for internal accounting purposes, to manage fee splitting with co-counsel, or for documentation of reasonableness whether for an eventual fee award application or for a quantum meruit suit in the case of a fee dispute with a client.

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Thus, the Company respectfully submits that it is clear that law firms are engaged solely in the provision of legal services, that the fees earned by lawyers are the “sales price” for exactly those legal services and nothing else, and a QCPA with a law firm counterparty necessarily involves the acquisition of part or all of that sales price. Regardless of how a law firm and its client structure the timing or amount to which the law firm will be entitled, the amount ultimately paid to the law firm represents the negotiated “sales price” of the legal services provided by the law firm. Burford structures its QCPAs based on its assessment of the amounts expected to be paid to the law firm in respect of specific matters. Accordingly, the Company respectfully submits that whether any particular compensation arrangement for its law firm counterparty is 100% contingent on the outcome of the matter or based on hourly billing rates is not relevant to a determination as to whether the CPA represents the “sales price” of the professional services provided by the law firm counterparty.

4.	In the case of Qualifying CPAs with law firm counterparties, please provide additional analysis and support for your statement that, under Section 3(c)(5)(B), a law firm may be considered a manufacturer, wholesaler or retailer of services.

Response:	According to the Merriam-Webster Dictionary, a “retailer” is a person who “sell[s] in small quantities directly to the ultimate consumer.” Law firms provide legal services to clients, i.e., end users, or ultimate consumers, of such services, and should therefore be considered to be retailers for purposes of Section 3(c)(5)(B). The Company respectfully notes that the Staff has previously accepted as retailers companies that sell energy and related services to end users. See Hannon Armstrong Sustainable Infrastructure Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 29, 2016), in which the Staff agreed with the applicant’s analysis that it should be viewed as a “retailer” of energy and related services because it sells energy and related services directly to end users.

Law firms also may be considered to be manufacturers or wholesalers of legal services. As is described in the response to Comment (3), above, a law firm has only a single product – the provision of legal services. The spectrum from manufacturer through wholesaler to retailer covers the gamut of the provision of legal services. Wherever one positions a law firm on that spectrum, the Company respectfully submits that it is clear that a law firm’s activities are covered by one or more of those parts of the all-inclusive spectrum of Section 3(c)(5)(B).

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Should you have any questions or comments with respect to this letter, please contact Andrew J. Pitts at 212-474-1620.

Sincerely,
/s/ Andrew J. Pitts
Andrew J. Pitts

Tonya Aldave

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0001

VIA EDGAR

Copies to:

Christopher Bogart, Chief Executive Officer

Jim Kilman, Chief Financial Officer

Mark Klein, General Counsel & Chief Administrative Officer

Burford Capital Limited

Regency Court, Glategny Esplanade

St. Peter Port GY1 1WW

Guernsey

VIA E-MAIL